UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                          TriQuint Semiconductor, Inc.
                                (Name of issuer)

                                  Common Stock
                         (Title of class of securities)

                                  89674K 10 3
                                 (CUSIP number)

                                 Thomas D. Hyde
                                Raytheon Company
                               141 Spring Street
                 Lexington, Massachusetts 02173 (781) 860-2681
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                JANUARY 13, 1998
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.




NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS
      Raytheon TI Systems, Inc. ("RTIS")       I.R.S.# 04-3376855

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      N/A                                                (A)   /__/

                                                         (B)   /__/

3.    SEC USE ONLY

4.   SOURCE OF FUNDS     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)    N/A                            /__/

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     RTIS is a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7.   SOLE VOTING POWER
         None.  See Item 4 below.

     8.  SHARED VOTING POWER
         None.  See Item 4 below.

     9.  SOLE DISPOSITIVE POWER
         By reason of its execution of the Voting Trust Agreement (as defined below), pursuant to Rule 13d-3(a)(2) promulgated under the Act, RTIS may be deemed to have sole dispositive power with respect to the Common Stock subject to the Voting Trust Agreement and, accordingly, may be deemed to beneficially own 844,613 shares of TriQuint Semiconductor, Inc. Common Stock.

     10. SHARED DISPOSITIVE POWER
         None.  See Item 4 below.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      By reason of its execution of the Voting Trust Agreement, pursuant to Rule 13d-3(a)(2) promulgated under the Act, RTIS may be deemed to have sole dispositive power with respect to the Common Stock subject to the Voting Trust Agreement and, accordingly, may be deemed to beneficially own 844,613 shares of TriQuint Semiconductor, Inc. Common Stock.

12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
CERTAIN SHARES  N/A                                                   /__/


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      By reason of its execution of the Voting Trust Agreement, pursuant to Rule 13d-3(a)(2) promulgated under the Act, RTIS may be deemed to have sole dispositive power with respect to the Common Stock subject to the Voting Trust Agreement and, accordingly, may be deemed to beneficially own approximately 9.0% of the TriQuint Semiconductor, Inc. Common Stock outstanding on January 13, 1998.

14.   TYPE OF REPORTING PERSON
      Raytheon TI Systems, Inc.:      CO

ITEM 1.    SECURITY AND ISSUER

     This statement relates to certain shares of common stock, $0.001 par value, of TriQuint Semiconductor, Inc. ("TriQuint"), a corporation organized under the laws of the State of Delaware. The principal executive office of TriQuint is located at 2300 N.E. Brookwood Parkway, Hillsboro, OR 97124. The principal executive officers of TriQuint are (i) Steven J. Sharp, Chairman and Chief Executive Officer; (ii) Edward C.V. Winn, Executive Vice President and Chief Financial Officer; Bruce R. Fournier, Vice President, Sales; Donald H. Mohn, Vice President, Telecommunications and Computing; J. David Pye, Vice President, Operations; E.K. Ranjit, Vice President, Controller; and Ronald R. Ruebusch, Vice President, Wireless Communications.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a)-(c) and (f)The name of the reporting person filing this statement is Raytheon TI Systems, Inc., a corporation organized under the laws of the State of Delaware ("RTIS"). The principal executive office address of RTIS is 13510
N. Central Expressway, Dallas, Texas 75243.

     RTIS engages in the business of defense electronics and the provision of related products to commercial businesses.

     Information as to each of the executive officers and directors of RTIS is set forth on Schedule I hereto.

     (d) During the last five years, neither RTIS nor, to the best of RTIS' knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither RTIS nor, to the best of RTIS' knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





__________________

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As more fully described in Item 4 below, pursuant to the terms of the Asset Purchase Agreement (as defined below), RTIS has acquired 844,613 shares of TriQuint Common Stock as a portion of the purchase price paid by TriQuint to RTIS for substantially all the assets of the MMIC Business (as defined below).

ITEM 4.    PURPOSE OF TRANSACTION.

      On July 11, 1997, RTIS, a wholly-owned subsidiary of Raytheon Company, a Delaware corporation ("Raytheon"), purchased the Gallium Arsenide ("GaAs") foundry and Monolithic Microwave Integrated Circuit ("MMIC") business of the R/F Microwave Business Unit of Texas Instruments Incorporated, a Delaware corporation ("TI"), including, without limitation, TI's GaAs Operations Group, TI's Microwave GaAs Products Business Unit, the MMIC component of TI's Microwave Integrated Circuits Center of Excellence and the MMIC research and development component of TI's Systems Component Research Laboratory (collectively, the "MMIC Business");

      Pursuant to a Final Judgment entered on November 6, 1997 (the "Final Judgment") in the United States District Court for the District of Columbia in Civil Case No. 97-1515 known as United States of America v. Raytheon Company and Texas Instruments, Inc., a related Stipulation and Order entered in the same case on July 2, 1997, and a related Hold Separate and Partition Plan Stipulation and Order entered in the same case on July 2, 1997 (the "Hold Separate Order"), Raytheon agreed to promptly divest the MMIC Business and, pending such divestiture, to maintain the MMIC Business as an independent competitor held separate from Raytheon.

      Pursuant to and in accordance with the Final Judgment, RTIS and TriQuint entered into an Asset Purchase Agreement, dated as of January 8, 1998 (referred to herein as the "Purchase Agreement," a copy of which is attached hereto as
Exhibit 1), pursuant to which RTIS sold and TriQuint purchased substantially all the assets of the MMIC Business.

     Upon the closing of the transactions contemplated by the Purchase Agreement on January 13, 1998 and pursuant to the terms of the Purchase Agreement, TriQuint issued 844,613 shares of TriQuint Common Stock (the "Shares") as partial consideration for the MMIC Business. In connection with the Final Judgment, the Department of Justice required that RTIS place all the Shares into a voting trust in order to divest itself of voting power with respect to the Shares. Accordingly, RTIS entered into a Voting Trust Agreement with State Street Bank and Trust Company, a Massachusetts trust company ("State Street"), on January 13, 1998 (the "Voting Trust Agreement," a copy of which is attached hereto as Exhibit 2) with respect to the Shares, which TriQuint issued in the name of "State Street Bank and Trust Company, as Trustee" and delivered to State Street to be held pursuant to the terms of the Voting Trust Agreement.

      Pursuant to the Voting Trust Agreement, State Street has sole voting power with respect to the Shares. With respect to any matter for which any vote or consent is requested from holders of TriQuint Common Stock, State Street will, pursuant to the terms of the Voting Trust Agreement, vote the Shares as nearly as practicable in the same proportion as the other holders of TriQuint Common Stock with respect to such matter. RTIS has retained sole dispositive power with respect to the Shares; RTIS has sole authority to direct State Street to sell, assign or transfer the Shares, subject to the provisions of the Voting Trust Agreement and TriQuint's rights to repurchase the Shares described in Item 6 below.

     Except as set forth in the Purchase Agreement and the Voting Trust Agreement, neither RTIS nor, to the best of RTIS' knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) By reason of its execution of the Voting Trust Agreement, pursuant to Rule 13d-3(a)(2) promulgated under the Act, RTIS may be deemed to have sole dispositive power with respect to the Shares subject to the Voting Trust Agreement and, accordingly, may be deemed to beneficially own 844,613 Shares of TriQuint Common Stock, or approximately 9.0% of the TriQuint Common Stock outstanding on January 13, 1998.

     Except as set forth above, neither RTIS nor, to the best of RTIS' knowledge, any of the individuals named in Schedule I hereto, owns any TriQuint Common Stock.

     (c) Neither RTIS nor, to the best of RTIS' knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the TriQuint Common Stock during the past 60 days.

     (d) None.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the Purchase Agreement, for a period of 180 days after January 13, 1998, TriQuint may, at its option, repurchase from RTIS and RTIS will, at the request of TriQuint, sell to TriQuint all of the Shares at a purchase price equal to $19,500,000, subject to adjustment in certain events. By written notice to RTIS received not later than the 180th day after January 13, 1998, TriQuint may extend such period for an additional 180 days after such 180th day after January 13, 1998. TriQuint's call rights described above lapse if not exercised within the specified time periods.

     Except as provided in the Purchase Agreement and the Voting Trust Agreement or as set forth herein, neither RTIS nor, to the best of RTIS' knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of TriQuint, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or losses, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Asset Purchase Agreement, dated as of January 8, 1998, by and between Raytheon TI Systems, Inc. and TriQuint Semiconductor, Inc.

     Exhibit 2 Voting Trust Agreement, dated as of January 13, 1998, by and between Raytheon TI Systems, Inc. and State Street Bank & Trust Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, undersigned certifies that the information set forth in this statement is true, complete, and correct.


                               RAYTHEON TI SYSTEMS, INC.


                               By: /s/ Larry G. James
                                   ----------------------
                                   Name:  Larry G. James
                                   Title: Vice President and Controller

Dated:     January 21, 1998

                        INDEX TO EXHIBITS AND SCHEDULES

    Exhibit   1 Asset Purchase Agreement, dated as of January 8, 1998, by and between Raytheon TI Systems, Inc. and TriQuint Semiconductor,
                Inc.

    Exhibit 2 Voting Trust Agreement, dated as of January 13, 1998, by and between Raytheon TI Systems, Inc. and State Street Bank & Trust Company.

    Schedule I Information regarding the Officers and Directors of Raytheon TI Systems, Inc.

                                   SCHEDULE I
DIRECTORS:

THOMAS D. HYDE. Mr. Hyde is Vice President and General Counsel of Raytheon Company, a Delaware corporation. Mr. Hyde's business address is Raytheon Company, 141 Spring Street, Lexington, Massachusetts 02173.

JOHN W. KAPPLES. Mr. Kapples is Corporate Counsel of Raytheon Company, a Delaware corporation, and is the Assistant Secretary of Raytheon TI Systems, Inc. Mr. Kapples' business address is Raytheon Company, 141 Spring Street, Lexington, Massachusetts 02173.

DAVID W. WELP. Mr. Welp is Chairman, President and Chief Executive Officer of Raytheon TI Systems, Inc. Mr. Welp's business address is Raytheon TI Systems, Inc., 2501 South Highway 121, MS 3425, Lewisville, Texas 75067.

EXECUTIVE OFFICERS:

A.  The following executive officers have a business address at:

               Raytheon TI Systems, Inc.
               2501 South Highway 121, MS 3425
               Lewisville, Texas  75067

DAVID W. WELP.

Title:  Chairman, President and Chief Executive Officer

LAWRENCE G. SCHMIDT

Title:	Senior Vice President - Missile Systems

WALTER C. STALTMAN

Title:  Senior Vice President - Engineering

Larry G. James

Title:  Vice President and Controller

LYNN A. DUGLE

Title:  Vice President - Quality

FREDERICK R. FINLEY.

Title: Vice President - Supply Process

STEVEN D. ROEMERMAN.

Title: Vice President - Strategy

PHILLIP L. ROETHER.

Title: Vice President - Product Production Process

B. The following executive officers have business addresses as set forth below:

CHRISTINE B. DAVIS.

Title: Senior Vice President - Electronics Systems

Business Address:  Raytheon TI Systems, Inc.
                   2501 W. University Boulevard, MS 8036
                   McKinney, Texas  75070

JOHN W. BOGLE III.

Title:  Vice President - Guided Projectiles

Business Address:  Raytheon TI Systems, Inc.
                   2501 South Highway 121, MS 3433
                   Lewisville, Texas  75067

CHARLES A. CHARD.

Title:  Vice President - Special Programs

Business Address:  Raytheon TI Systems, Inc.
                   P.O. Box 660246, MS 450
                   Dallas, Texas 75266

CALVIN C. COOLIDGE.

Title:  Vice President - Business Development

Business Address:  Raytheon TI Systems, Inc.
                   1745 Jefferson Davis Highway
                   Suite 605
                   Arlington, Virginia 22202

E. GLENN GAUSTAD.

Title:  Vice President - Advanced Technology & Components

Business Address:  Raytheon TI Systems, Inc.
                   13510 N. Central Expressway, MS 224
                   Dallas, Texas 75243

BURTON R. MOORE.

Title:  Vice President - Domestic Marketing

Business Address:  Raytheon TI Systems, Inc.
                   1745 Jefferson Davis Highway
                   Suite 605
                   Arlington, Virginia 22202

JOHN M. WRIGHT.

Title:  Vice President - Advanced Programs

Business Address:  Raytheon TI Systems, Inc.
                   6600 Chase Oaks Boulevard, MS 8441
                   Plano, Texas 75086